

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 18, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Robert H. Nelson
Chief Financial Officer
Greystone Logistics, Inc.
1613 East 15th Street
Tulsa, Oklahoma 74120

        RE: **Greystone Logistics, Inc.**
                  Form 10-KBS for the fiscal year ended May 31, 2008
                  Filed September 15, 2008
                  Form 10-Q for the Quarter Ended November 30, 2008
                  Filed January 14, 2009
                  File No. 0-26311

Dear Mr. Nelson:

        We have reviewed your response letter dated February 9, 2009 and filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB Amendment No. 2 for the Fiscal Year Ended May 31, 2008

Exhibit 31

1.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying

individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601 (31) of Regulation S-B

Form 10-Q/A Amendment No. 1 for the Period Ended November 30, 2008

Management's Discussion and Analysis, page 10

Three Month Period Ended November 30, 2008 Compared to Three Month Period Ended November 30, 2007, page 12

2.   We note Other Income increased 831% from $16,000 for the three months ended November 30, 2007 to $149,015 for the three months ended November 30, 2008 yet we did not see any discussion within the filing explaining the significant increase. Please tell us the underlying reasons for the significant increase in other income between periods.

        As appropriate, please revise your future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela J. Crane, Branch Chief, at (202) 551-3554.

                                Sincerely,

                                Julie Sherman
                                Reviewing Accountant